SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC  20549


                          ________________



                            SCHEDULE 13G
                           (Rule 13d-102)


   INFORMATION STATEMENT PURSUANT TO RULES 13d-1(b) and (c) and
         AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (Amendment No. 5)


                       Books-A-Million, Inc.
                         (Name of Issuer)


             Common Stock, $.01 par value per share
                  (Title of Class of Securities)


                           098570-10-4
                          (CUSIP Number)







                 (Continued on following pages.)


                      (Page 1 of 5 Pages)

CUSIP No.  098570-10-4        13G            Page 2 of 5 Pages
                        (Amendment No. 5)




1  Name of Reporting Person:  Charles C. Anderson
   I.R.S. Identification No. of Above Person (Entities Only):


2  Check the Appropriate Box if a Member of a Group	(a) __
                                                    (b) __
3  SEC Use Only

4  Citizenship or Place of Organization

   United States of America

       Number of         5   Sole Voting Power:  2,722,520 shares
        Shares

     Beneficially        6   Shared Voting Power:  468,000 shares
       Owned By

        Each             7   Sole Dispositive Power:  2,722,520
                             shares

      Reporting
     Person With         8   Shared Dispositive Power:  468,000
                             shares

9  Aggregate Amount Beneficially Owned by Each Reporting
   Person:  3,190,520 shares

10 Check Box if the Aggregate Amount in Row (9) Excludes
   Certain Shares                                            __

11 Percent of Class Represented by Amount in Row (9):  18.3%

12 Type of Reporting Person:  IN


                         (Page 2 of 5 Pages)

Item 1(a).  Name of Issuer:

            Books-A-Million, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            402 Industrial Lane
            Birmingham, Alabama 35211

Item 2(a).  Name of Person Filing:  Charles C. Anderson

Item 2(b).  Address of Principal Business Office or, if None,
            Residence:

            202 North Court Street
            Florence, Alabama 35630

Item 2(c).  Citizenship:  United States of America

Item 2(d). Title of Class of Securities: Common Stock, $.01 par value per share

Item 2(e).  CUSIP Number:  098570-10-4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
            (a)  __  Broker or dealer registered under
                     Section 15 of the Act,
            (b)  __  Bank as defined in Section 3(a)(6) of the
                     Act,
            (c) __  Insurance Company as defined in Section
                    3(a)(19) of the Act,
            (d) __  Investment Company registered under
                    Section 8 of the Investment Company Act,
            (e) __  Investment Adviser registered under
                    Section 203 of the Investment Advisers
                    Act of 1940,
            (f) __ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
            (g) __ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
            (h) __  Group, in accordance with Rule
                    13d-1(b)(1)(ii)(H).



                           (Page 3 of 5 Pages)

Item 4.  Ownership.

         (a)  Amount beneficially owned:  3,190,520 shares
         (b)  Percent of class:  18.3%
         (c)  Number of shares as to which such person has:
              (i)   Sole power to vote or to direct the vote:
                    2,722,520 shares
              (ii)  Shared power to vote or to direct the vote:
                    468,000 shares
              (iii) Sole power to dispose or to direct the
                    disposition of:  2,722,520 shares
              (iv)  Shared power to dispose or to direct the
                    disposition of:  468,000 shares

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the
         Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         Not Applicable.



              [Signature appears on following page.]


                       (Page 4 of 5 Pages)

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 12, 1998
                                                (Date)


                                        /s/ Charles C. Anderson
                                         Charles C. Anderson
                                         Chairman of the Board
                                         Books-A-Million, Inc.



                          (Page 5 of 5 Pages)